

Mail Stop 7010

October 17, 2007

Mr. Kieran Caterina
Acting Co-Chief Financial Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

> **RE:** **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007**
> **File No. 1-14761**

Dear Mr. Caterina:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in an amendment to your Form 10-K/A for the year ended December 31, 2006 and Form 10-Q for the period ended June 30, 2007.

Item 8 – Financial Statements

Note A – Significant Accounting Policies, page F-10

Restatement, page F-15

2. We have reviewed your response to prior comment 4 from our letter dated September 26, 2007. Your proposed disclosure indicates that you determined that the amount accrued during 2006 and some accruals relating to 2005 were no longer appropriate, due to turnover in your Investment Partnership area, a revision to the compensation structure and other qualitative assessments. Please further explain how and when the original accruals were recorded and the underlying basis for those accruals. Please specifically address how the turnover in your Investment Partnership area, the revision to the compensation structure and other qualitative assessments lead to your determination that certain accruals were no longer appropriate. In addition, your reference that "certain accruals were no longer appropriate" implies that these accruals may have originally been appropriately recorded in 2005 and 2006. Based on the fact that you have restated your financial statements we assume that this is a correction of an error and not a change in accounting estimate. Revise your disclosures accordingly.

Note B – Investments in Securities, page F-17

3. We have reviewed your response to prior comment 9 from our letter dated September 26, 2007. It is unclear to us why, based on the terms of your management fee arrangement with Mr. Gabelli which contractually obligates you to pay Mr. Gabelli a management fee equal to 10% of consolidated pre-tax profits, you believe that "calculating and applying the management fee only when the AFS gains and losses are realized....would be distortive."   It appears to us that by recording your unrealized gains and losses associated with available for sale securities net of the 10% fee payable to Mr. Gabelli you are accruing for an obligation prior to incurring such obligation. In light of our above concerns as

well as the fact that SFAS 115 does not contemplate the netting of potential fees associated with the future realization of unrealized gains and losses, we are unclear as to the appropriateness of your accounting.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Item 4 – Controls and Procedures, page 20

4. We have reviewed your response to prior comment 15 from our letter dated September 26, 2007. We note that you now include the complete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). However, you must also disclose your conclusion that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Item 307 of Regulation 307 of Regulation S-K. Please revise accordingly.

5. In addition, your proposed disclosure indicates there were no significant changes in your internal controls subsequent to the date of your most recent evaluation. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter, as opposed to your current disclosure relating to the time period subsequent to the date of your most recent evaluation. See Item 308 of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief